UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2011 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to __________

Commission file number: 000-32951

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Crescent State Bank Employees’ 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Crescent Financial Bancshares, Inc., 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Statements of net assets available for benefits December 31, 2011 and 2010

Statement of changes in net assets available for benefits, year ended December 31, 2011

Notes to financial statements

Supplemental schedules

Crescent STATE BANK EMPLOYEES’ 401(k) PLAN

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee

Crescent State Bank Employees’ 401(k) Plan

Raleigh, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Crescent State Bank Employees’ 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Crescent State Bank Employees’ 401(k) Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i – Schedule of Assets (Held At End Of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Greenville, North Carolina

June 28, 2012

Crescent State Bank EMPLOYEES’ 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010

Assets

Investments, at fair value	$5,797,051	$5,314,354

Receivables:
Employer contributions	16,045	17,647
Participant contributions	32,047	25,056
Notes receivable from participants	140,165	156,351
	188,257	199,054

Cash	442,944	254,803

Net assets available for benefits	$6,428,252	$5,768,211

The accompanying notes are an integral part of these financial statements.

Crescent State Bank EMPLOYEES’ 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2011

Additions to net assets attributed to:
Interest income on notes receivable from participants	$4,390
Contributions:
Participants	649,711
Employer	440,789
Rollovers	230,119
Total contributions	1,320,619
Total additions	1,325,009

Deductions from net assets attributed to:
Net depreciation in fair value of investments	62,911
Benefits paid to participants	577,264
Administrative expenses	24,793
Total deductions	664,968
Net increase	660,041
Net assets available for benefits:
Beginning of year	5,768,211
End of year	$6,428,252

The accompanying notes are an integral part of these financial statements.

Crescent State Bank EMPLOYEES’ 401(k) Plan
Notes to Financial Statements
December 31, 2011 and 2010

1.	Description of Plan

The following brief description of the Crescent State Bank Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering eligible employees, as defined by the Plan, of Crescent State Bank and other wholly-owned subsidiaries of Crescent Financial Bancshares, Inc. (“the Company”). The Company is a holding company incorporated under the laws of Delaware on March 28, 2011 and is a successor company to Crescent Financial Corporation (“CFC”) through a reincorporation of CFC which occurred on November 15, 2011. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — Eligible employees are permitted to make elective deferrals in any amount up to the maximum percentage allowable not to exceed the limits of Code Sections 401(k), 402(g), 404 and 415. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts. Eligible employees may amend their salary savings agreements to change the contribution percentage on each payroll period during the plan year. The employer has adopted the 401(k) safe harbor provision whereby a non-elective contribution equal to 6% of eligible compensation will be made on behalf of all eligible participants. This 6% non-elective contribution is 100% vested. Contributions are subject to certain limitations.

In addition, the employer may make a discretionary employer profit sharing contribution which shall be allocated using a flat dollar formula, whereby the same dollar amount will be allocated to the individual account of each qualifying participant. No additional contributions were made for the year ended December 31, 2011.

There were $230,119 in rollover contributions in 2011.

Investment Options — Participants direct the investment of their accounts into various investment options offered by the Plan and are allowed to change their investment mix at their discretion.

Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, Plan earnings (losses), charged with benefit payments, transaction fees related to notes receivable from participants, distributions and allocations of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in their voluntary contributions and safe harbor contributions plus actual earnings thereon. Vesting in the Company’s profit sharing contributions and the actual earnings thereon is based on years of continuous service, and a participant is 100 percent vested after three years of service.

Notes Receivable From Participants — Participants may borrow from their vested fund accounts with a $1,000 minimum and a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and currently bear interest at 3.25 percent. The interest rate is fixed for the life of the loan and is generally based on the Prime Rate published in the Wall Street Journal on the first business day of the month in which the loan is originated. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits — After termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the vested balance of his or her account, or substantially equal installments or annuities over any period not exceeding the life expectancy of the participant or the life expectancy of the participant and his or her designated beneficiary.

Forfeitures — Forfeitures from past profit sharing contributions are used to reduce employer contributions or to pay fees incurred by the Plan. Forfeited non-vested accounts equaled $0 at both December 31, 2011 and 2010 with $444 in forfeitures used to pay fees incurred by the Plan during 2011.

Crescent State Bank EMPLOYEES’ 401(k) Plan
Notes to Financial Statements
December 31, 2011 and 2010

2.	Significant Accounting Policies

Basis of Accounting — The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition – Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchase and sales of securities are recorded on a trade-date basis. Interest income from notes receivable from participants is recorded when received. Other interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits - Benefits are recorded upon distribution.

Administrative Expenses - The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (participant loans and distributions) are charged directly to the participant’s account.

Subsequent Events – In preparing these financial statements, the Plan administrator has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  This new accounting guidance under Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, provides convergence to International Financial Reporting Standards (“IFRS”) and amends fair value measurement and disclosure guidance.  Among other things, new disclosures are required for qualitative information and sensitivity analysis regarding Level 3 measurements. ASU 2011-04 became effective for interim and annual periods beginning after December 15, 2011.  Management does not believe that adoption of this update will have a material impact on the Plan.

ASU 2010-06, Improving Disclosures about Fair Value Measurements, requires certain additional fair value disclosures under ASC 820 which were effective for the Plan’s December 31, 2010 financial statements.  One of the new requirements did not become effective until January 1, 2011 and requires the gross, rather than net, basis for certain Level 3 rollforward information.  The Plan adopted this guidance effective January 1, 2011; however, there was no effect on the disclosures in the Plan’s financial statements for the 2011 Plan year.

Crescent State Bank EMPLOYEES’ 401(k) Plan
Notes to Financial Statements
December 31, 2011 and 2010

3.	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2011	2010
Investments, at fair value:
Wasatch Large Cap Value Fund	$697,590	$773,553
Oakmark Equity Income Fund	602,027	508,221
Schwab Investor Money Fund	437,351	*
PIMCO Total Return Fund	401,802	413,941
Thornburg Intl Value Fund	*	358,862

* Amount represents less than five percent of net assets.

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2011

Mutual funds	$(198,969)
Common stocks	136,058
$(62,911)

4.	Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1: Observable inputs such as quoted prices in active markets.
•	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include mutual funds and Company common stock.

Crescent State Bank EMPLOYEES’ 401(k) Plan
Notes to Financial Statements
December 31, 2011 and 2010

4.	Fair Value Measurements - Continued

The following tables set forth by level within the fair value hierarchy the Plan’s assets accounted for at fair value on a recurring basis as of December 31, 2011 and 2010.

	Assets at Fair Value as of December 31, 2011
Description	Level 1	Level 2	Level 3	Total

Mutual funds
Equity funds	$1,745,078	$-	$-	$1,745,078
Growth funds	1,287,969	-	-	1,287,969
Income funds	1,545,683	-	-	1,545,683
US gov’t securities fund	99,548	-	-	99,548
Value funds	1,023,650	-	-	1,023,650

Common stock	95,123	-	-	95,123

Total assets at fair value	$5,797,051	$-	$-	$5,797,051

	Assets at Fair Value as of December 31, 2010
Description	Level 1	Level 2	Level 3	Total

Mutual funds
Equity funds	$1,375,321	$-	$-	$1,375,321
Growth funds	1,168,588	-	-	1,168,588
Income funds	1,302,542	-	-	1,302,542
US gov’t securities fund	76,766	-	-	76,766
Value funds	1,244,247	-	-	1,244,247

Common stock	146,890	-	-	146,890

Total assets at fair value	$5,314,354	$-	$-	$5,314,354

The Plan recognizes transfers between the Levels as of the beginning of the reporting period. There were no transfers between the Levels for the years ended December 31, 2011 and 2010.

5.	Non-exempt Party-In-Interest Transaction

There were unintentional delays by the Company in submitting participant contributions in the amount of $60,313, including $57,066 in participant contributions and $3,247 in participant loan repayments, to the trustee for the year ended December 31, 2011. These delinquent contributions constitute prohibited transactions and the Company will make contributions to the affected participants’ accounts to compensate those participants an aggregate of approximately $95 for potential lost income due to the delays.

6.	Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds and money market funds managed by Charles Schwab Trust Company. Charles Schwab Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan to Charles Schwab Trust Company for brokerage services were $1,788 for the year ended December 31, 2011.

Crescent State Bank EMPLOYEES’ 401(k) Plan
Notes to Financial Statements
December 31, 2011 and 2010

7.	Related Party Transactions

The Plan provides participants with the option of purchasing shares of stock of Crescent State Bank’s parent company, Crescent Financial Bancshares, Inc. Participant investments in Crescent Financial Bancshares, Inc. stock are limited to 25% of a participant’s total investment allocation. At December 31, 2011 and 2010, the Plan held 27,652 and 65,573 shares, respectively, of the Company’s common stock, with a period end value of $95,123 and $146,890, respectively. During the year ended December 31, 2011, the Plan recorded no dividend income from the stock.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100% vested in safe harbor employer contributions. In the event of Plan termination, participants would become 100% vested in the discretionary contributions.

9.	Tax Status

The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated March 31, 2008, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

10.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

SUPPLEMENTAL SCHEDULES

Crescent State Bank 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

EIN:__56-2097132__________
Plan Number 001

	(b) Identity of Issue, Borrower, Lessor or	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral,	(d) Cost	(e) Current
(a)	Similar Party	Par or Maturity Value	**	Value
*	SCHWAB INVESTOR MONEY FUND	MONEY MARKET FUNDS		$437,351
*	SCHWWAB MONEY MARKET FUND	MONEY MARKET FUNDS		5,593
*	CRESCENT FINANCIAL BANCSHARES, INC.	COMMON STOCK		95,123
	ABSOLUTE STRATEGIES FUND	MUTUAL FUNDS		114,695
	ARTISAN INTERNATIONAL FUND	MUTUAL FUNDS		6,881
	BBH CORE SELECT FUND CLASS N	MUTUAL FUNDS		61,560
	BLACKROCK GLOBAL ALLOC FUND	MUTUAL FUNDS		149,332
	BLACKROCK INFLATION PROTECTED FUND	MUTUAL FUNDS		229,814
	COHEN & STEERS REALTY SHARES	MUTUAL FUNDS		85,386
	COLUMBIA ACORN FUND	MUTUAL FUNDS		154,075
	FIDELITY SPARTAN INTL INDEX	MUTUAL FUNDS		2,265
	FIRST EAGLE FUND OF AMERICA	MUTUAL FUNDS		120,237
	HARBOR INTL FUND INVEST CLASS	MUTUAL FUNDS		75,037
	IVA INTL FUND CL I	MUTUAL FUNDS		84,037
	JP MORGAN SMARTRETIREMENT 2010A	MUTUAL FUNDS		5,495
	JP MORGAN SMARTRETIREMENT 2015A	MUTUAL FUNDS		61,993
	JP MORGAN SMARTRETIREMENT 2020A	MUTUAL FUNDS		46,044
	JP MORGAN SMARTRETIREMENT 2025A	MUTUAL FUNDS		184,601
	JP MORGAN SMARTRETIREMENT 2030A	MUTUAL FUNDS		53,920
	JP MORGAN SMARTRETIREMENT 2035A	MUTUAL FUNDS		45,390
	JP MORGAN SMARTRETIREMENT 2040A	MUTUAL FUNDS		46,656

	(b) Identity of Issue, Borrower, Lessor or	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral,	(d) Cost	(e) Current
(a)	Similar Party	Par or Maturity Value	**	Value
	JP MORGAN SMARTRETIREMENT 2045A	MUTUAL FUNDS		78,944
	JP MORGAN SMARTRETIREMENT 2050A	MUTUAL FUNDS		10,496
	LOOMIS SAYLES BOND FUND	MUTUAL FUNDS		242,023
	MAINSTAY LARGE CAP GROWTH R1	MUTUAL FUNDS		232,906
	OAKMARK EQUITY INCOME FUND	MUTUAL FUNDS		602,027
	OPPENHEIMER DEVELOPING MARKETS	MUTUAL FUNDS		163,321
	PERKINS MID CAP VALUE FUND CL T	MUTUAL FUNDS		139,086
	PIMCO LOW DURATION ADMIN SHS	MUTUAL FUNDS		231,478
	PIMCO TOTAL RETURN FUND CL D	MUTUAL FUNDS		401,802
	ROYCE SPECIAL EQUITY FD INV CL	MUTUAL FUNDS		158,353
	ROYCE VALU E FUND INV CL	MUTUAL FUNDS		196,861
	ROYCE VALUE PLUS FUND	MUTUAL FUNDS		63,667
	RS GLOBAL NATURAL RESOURCES FUND A	MUTUAL FUNDS		139,474
*	SCHWAB S&P 500 INDEX FUND	MUTUAL FUNDS		124,140
	SENTINEL GOVERNMENT SECURITIES A	MUTUAL FUNDS		99,548
	THORNBURG INTL VALUE INSTL CLASS	MUTUAL FUNDS		272,075
	VANGUARD SHORT TERM BOND INDEX FUND	MUTUAL FUNDS		22,609
	VANGUARD TOTAL BOND MARKET IND FD	MUTUAL FUNDS		126,441
	VANGUARD TOTAL STOCK MARKET IND FD	MUTUAL FUNDS		171,669
	WASATCH LARGE CAP VALUE FUND	MUTUAL FUNDS		697,590
	PARTICIPANT LOANS***	INTEREST BEARING 3.25% MATURING THROUGH NOVEMBER 2021		140,165
	TOTAL			6,380,160

*	Party-in-interest
**	Cost information omitted for participant-directed investments
***	The accompanying financial statements classify participant loans as notes receivable from participants.

Crescent State Bank 401(k) Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2011

EIN:__56-2097132__________
Plan Number 001

	Participant contributions transferred late to the Plan	Total that constitutes nonexempt prohibited transactions			Total fully corrected under Voluntary Fiduciary Correction Program
Pay-period ending	Participant loan repayments are included	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	(VFCP) and Prohibited Transaction Exemption 2002-51

11/30/2011	$26,778	$26,778	$-	$-	$-

12/30/2011	33,535	33,535	-	-	-
	$60,313	$60,313	$-	$-	$-

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CRESCENT STATE BANK
Employees’ 401 (k) Plan
(Name of Plan)

Date: June 28, 2012	By:	/s/ Terry S. Earley
Terry S. Earley
Executive Vice President
Crescent State Bank

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